CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED AUGUST 31, 2006

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors.

ROCKWELL VENTURES INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	August 31 2006	May 31 2006
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$185,115	$192,031
Marketable securities (note 3)	–	1
Amounts receivable	77,426	30,776
Prepaid expenses	353,983	33,648
Loan to Durnpike Investments (Pty) Limited (note 4 and 8)	7,780,778	–
	8,397,302	256,456

Security deposit	32,190	32,190
Mineral property interests	1	1

	$8,429,493	$288,647

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
Accounts payable and accrued liabilities	$162,123	$167,600
Due to related parties (note 8)	253,815	978,470
Convertible promissory notes (note 6)	9,182,620	–
	9,598,558	1,146,070

Shareholders' deficit
Share capital (note 7)	12,679,363	11,857,649
Convertible promissory notes – conversion right (note 6)	139,668	–
Contributed surplus (note 7(d))	561,124	523,420
Deficit	(14,549,220)	(13,238,492)
	(1,169,065)	(857,423)
Nature and continuance of operations (note 1)
Subsequent events (notes 4, 5, 6 and 9)

	$8,429,493	$288,647

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ROCKWELL VENTURES INC.
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended August 31
	2006	2005

Expenses
Exploration (schedule)	$174,741	$36,737
Financing fees	15,713	–
Foreign exchange loss	5,751	502
Legal, accounting and audit	215,358	6,326
Office and administration	296,592	66,047
Property investigations	–	26,288
Shareholder communications	40,437	702
Stock-based compensation - exploration (note 7)	20,009	–
Stock-based compensation - administration (note 7)	18,032	–
Travel and conferences	135,763	777
Transfer agent filings	44,979	667
	967,375	138,046

Other items
Interest income	(1,436)	(733)
Accretion expense	344,788	–
Write-down of marketable securities	1	17,461
	343,353	16,728

Loss for the period	$1,310,728	$154,774

Deficit, beginning of period	$13,238,492	$11,637,819

Deficit, end of period	$14,549,220	$11,792,593

Basic and diluted loss per common share	$0.05	$0.01

Weighted average number of
common shares outstanding	24,191,170	23,613,944

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended August 31
Cash provided by (applied to):	2006	2005

Operating activities
Loss for the period	$(1,310,728)	$(154,774)
Items not affecting cash
Write-down of marketable securities	1	17,461
Accretion expense	344,788	–
Stock-based compensation	38,041	–
Changes in non-cash working capital items
Amounts receivable and prepaids	(68,442)	(10,635)
Accounts payable and accrued liabilities	(5,477)	3,122
Cash used in operating activities	(1,001,817)	(144,826)

Investing activities
Loan to Durnpike Investments (Pty) Limited (note 4)	(7,780,778)	–
Cash used in investing activities	(7,780,778)	–

Financing activities
Issuance of share capital on options exercised	333	–
Amounts payable to related parties	(724,655)	(3,169)
Issuance of convertible promissory notes (note 6)	9,500,000	–
Cash provided by (used in) financing activities	8,775,679	(3,169)

Decrease in cash and equivalents during the period	(6,916)	(147,995)

Cash and equivalents, beginning of period	192,031	352,677

Cash and equivalents, end of period	$185,115	$204,682

Interest paid during the period	$–	$–
Income taxes paid during the period	$–	$–

Supplemental disclosure of non-cash investing and financing activities:
Issuance of common shares for convertible promissory notes (note 6)	$522,500	$–
Issuance of common shares for credit facility (note 5)	298,543	–
Fair value of stock options allocated to shares issued
upon exercise	337	–

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	African				All
Exploration expenses for the	Diamond	Ricardo	Canadian		Properties
three months ended August 31, 2006	Properties	Property	Properties	Other	Total

Engineering	$85,160	$–	$–	$–	$85,160
Geological	(7,968)	1,032	–	–	(6,936)
Property fees and assessments	31,103	7,475	–	–	38,578
Site activities	18,926	33,319	–	–	52,245
Travel and accommodation	5,695	–	–	–	5,695
Subtotal	132,916	41,826	–	–	174,742
Stock-based compensation	20,009	–	–	–	20,009
Incurred during the period	152,925	41,826	–	-	194,751
Cumulative expenses, beginning of period	–	2,387,848	1,481,784	4,027,864	7,897,496
Cumulative expenses, end of period	$152,925	$2,429,674	$1,481,784	$4,027,864	$8,092,247

	African				All
Exploration expenses for the	Diamond	Ricardo	Canadian		Properties
three months ended August 31, 2005	Properties	Property	Properties	Other	Total

Geological	$–	$904	$–	$–	$904
Property fees and assessments	–	7,942	–	–	7,942
Site activities	–	27,891	–	–	27,891
Travel and accommodation	–	–	–	–	–
Subtotal	–	36,737	–	–	36,737
Stock-based compensation	–	-	–	–	–
Incurred during the period	–	36,737	–	–	36,737
Cumulative expenses, beginning of period	–	2,080,458	1,481,784	3,991,449	7,553,691
Cumulative expenses, end of period	$–	$2,117,195	$1,481,784	$3,991,449	$7,590,428

The accompanying notes are integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements which are available through the Internet on SEDAR at www.sedar.com.

Operating results for the three months ended August 31, 2006 are not necessarily indicative of the results that may be expected for the full year ending May 31, 2007.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. At August 31, 2006, the Company has a working capital deficiency of approximately $1,201,000 (May 31, 2006 – $889,000) and has incurred operating losses since its inception. Management recognizes that the Company will need to generate additional financial resources in order meet its planned business objectives. During the quarter ended August 31, 2006, the Company arranged a $6.0 million credit facility (note 5) and completed a $9.5 million private placement of convertible promissory notes (note 6). These funds have been used to finance the acquisition of the alluvial diamond properties discussed in note 4. In October 2006, the Company entered into an agreement with agents for a "best efforts" private placement of $21 million. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows in the future. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

3.	MARKETABLE SECURITIES

Marketable securities comprise the following:

	August 31	May 31
	2006	2006
ComWest Enterprise Corp. (formerly Chatworth Resources Inc.) 62,133 warrants exercisable at $0.804 until June 4, 2006 (May 31, 2006 – 83,333 warrants with a market value of $1)	–	1
	$–	$1

4.	ACQUISITION OF DURNPIKE INVESTMENTS (PTY) LIMITED

On June 30, 2006, the Company entered into an Agreement-in-Principle to acquire interests and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of Congo. These four properties include the: Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the Democratic Republic of Congo and Galputs Minerale Project in South Africa.

The Company will acquire all of the shares and loans in Durnpike Investments (Pty) Limited (“Durnpike”), a private South African company, from eight vendors (the “Vendors”) for consideration set forth below, payable in common shares of the Company (“Common Shares”) related to the closing price of the Common Shares on the TSX Venture Exchange on the specified dates described below. Durnpike holds or is in the process of acquiring an interest and/or rights in the four alluvial diamond properties.

The Holpan/Klipdam Property and the Wouterspan Property are indirectly owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in South Africa. Van Wyk Trust holds 99% of HC Van Wyk Diamonds (Pty) Ltd (“HCVW”), a private South African company, and 99% of Klipdam Mining Company Limited (“Klipdam”), a private South African company. The remaining 1% of HCVW and Klipdam are owned by nominees of the Van Wyk Trust. HCVW and Klipdam, are collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”). On July 7, 2006, Durnpike completed the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (“The Acquisition Interest”) for ZAR50 million (US$6.8 million) and will pay an additional ZAR30 million (US$ 4.1 million) to the Van Wyk Trust on July 7, 2007. Durnpike has an option to increase its shareholding in HCVW to a 51% control interest, upon obtaining necessary regulatory and corporate approvals, by subscribing for additional shares in HCVW in an amount of ZAR1 million (US$0.14 million) and obtaining the requisite corporate approvals for the introduction of a ZAR24 million (US$3.3 million) working capital loan into VWDG.

The Company will also enter into an Exchange agreement with the Van Wyk Trust in terms by which it will be granted a call option, and grant a corresponding put option to the Van Wyk Trust, to acquire an additional 23% of VWDG for ZAR60 million (US$8.2 million), payable in Common Shares. The Exchange shall become effective upon Rockwell having completed a listing of the Company’s Common Shares on the Johannesburg Stock Exchange (“JSE Listing”). The Company is currently in discussions with a Black Economic Empowerment company to acquire the remaining 26% interest in VWDG.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

To facilitate Durnpike’s payment of ZAR50 million to the Van Wyk Trust on July 7, 2006, the Company advanced a non-interest bearing loan to Durnpike of $7,780,778. This loan is secured by a pledge of Durnpike’s Acquisition Interest.

Pursuant to the Agreement-in-Principle to acquire Durnpike, the Company will:

    acquire from the Vendors all of their shares and loans in Durnpike for ZAR34 million (US$4.6 million), payable in Common Shares of the Company on the earlier of (i) the date of the JSE listing; and (ii) within 9 months from signature of the Agreement-in- Principle, and thereby acquire Durnpike’s interests in the four alluvial diamond properties in South Africa and the Democratic Republic of Congo.
    spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. If the Company wishes to retain the Kwango River Project following completion of the feasibility study, the Company must (i) pay to the Vendors an amount equal to 60% of the net present value of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected by the issuance of Common Shares and (ii) commit to incur an additional amount of up to US$6 million in expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study. Durnpike has an agreement with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as contractor for and behalf of Midamines to manage and carry out exploration and mining. Durnpike is entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.
    acquire 100% of the Galputs Minerale Project (through a purchase of Virgilia Investments Inc.(“Virgilia”)) for ZAR9 million (US$1.2 million), payable to the Vendors in Common Shares on the earlier of (i) the date of the JSE listing; and (ii) within 9 months from signature of the Agreement-in-Principle. In the event that the Company has not obtained title to Virgilia by December 31, 2006, it will pay the Vendors ZAR5.8 million (US$0.8 million) in Common Shares of the Company and a further ZAR3.2 million (US$0.43 million) in Common Shares at the time of the transfer of title to Virgilia’s shares to Rockwell in due course.

All of the Common Shares issued to the Vendors pursuant to the acquisition, other than the Common Shares issued to extend the feasibility study deadline, will be held in escrow for at least 12 months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet specified obligations and to extend the feasibility study on the Kwango River Project to December 31, 2008, if elected.

Closing of the Acquisition is expected to occur on or before December 31, 2006 (the “Closing Date”). On completion of the Acquisition, and subject to obtaining necessary regulatory approvals, the Company intends to obtain a secondary listing of its share capital on the Johannesburg Stock Exchange in South Africa. In addition, the Company shall cause three of the Vendors to be appointed to its Board of Directors, of which two, Dr. John Bristow and Mr. Jeffrey Brenner, were appointed in August 2006.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

5.	CREDIT FACILITY

On August 21, 2006, the Company reached an agreement with Quest Capital Corp. (“Quest”) for a $6.0 million credit facility (the “Facility”). The Facility is payable out of the proceeds of any future debt or equity financing or disposition of any of the assets of the Company, other than in the ordinary course of business, and bears interest from March 1, 2007 at the rate of 18% per annum, calculated daily and compounded monthly, payable on the last business day of each month. The Facility, if not earlier converted, must be repaid on or before May 31, 2007. The Facility is secured by a first charge over all of the assets of the Company. In consideration for the Facility, Quest received 385,714 common shares of the Company. In addition, should the Facility remain outstanding on November 30, 2006, Quest will receive an additional number of common shares equal to 4.5% of the principal amount then outstanding divided by the average closing price of the common shares of the Company on the TSX Venture Exchange for the 10 trading days immediately preceding November 30, 2006. The facility may be repaid at any time, without penalty. Quest has the right to convert the facility to common shares if the Company completes an equity financing for $5.0 million or greater, at the greater of the price at which the financing is conducted less a 3% discount, subject to a minimum conversion price of $0.65 per share.

On September 1, 2006, subsequent to the end of the quarter, the Company borrowed $6.0 million under the Facility to facilitate the funding of Durnpike’s obligations (note 4) in connection with the acquisition of 51% of the outstanding shares of Klipdam Diamond Mining Company Limited and HC Van Wyk Diamonds (Proprietary) Limited.

6.	CONVERTIBLE PROMISSORY NOTES

In July 2006, the Company entered into agreements to complete a $9.5 million private placement of subordinated secured convertible promissory notes (the “Notes”). The Notes must be repaid on or before March 31, 2007 and have similar terms and conditions to the credit facility in note 5, including conversion rights. The Notes are subordinated to the Facility, and are secured by a charge over all of the assets of the Company. As consideration for the Notes, the noteholders received 678,572 common shares of the Company on July 7, 2006 and 1,055,555 common shares of the Company on September 30, 2006, or equal to five percent of the outstanding balance owed on the Notes divided by the average closing price of the Company's common shares on the Exchange for the five trading days immediately preceding such issue, less a 10% discount. In addition, should the Notes remain outstanding on March 31, 2007, noteholders will receive an additional number of common shares on the same terms.

Accounting standards in Canada for compound financial instruments require the Company to allocate the proceeds received from the Notes between (i) the estimated fair value of the option to convert the Notes into common shares and (ii) the estimated fair value of the future cash outflows related to the Notes. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the convertible note, calculated using a risk-adjusted discount rate of 25%, from the face value of the principal of the convertible note. The residual carrying value of the convertible note is accreted to the face value of the convertible note over the life of the note by a charge to the consolidated statement of operations. The continuity of the convertible note is as follows:

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

Present value of convertible promissory notes at issuance	$9,360,332
Accretion for the period	344,788
Common shares issued as consideration	(522,500)
End of period	9,182,620
Conversion right	139,668
Convertible note and conversion right	$9,322,288

Summary of the convertible note terms
Principal amount of convertible promissory notes	$9,500,000
Conversion price (1)	$0.65
Maximum number of common shares potentially issuable
under unexercised conversion right	14,615,385

(1)	Convertible at the greater of price at which the Company completes an equity financing of $5.0 million or greater less a 3% discount, or $0.65 per share.

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which none has been issued.

(b)	Issued and outstanding common shares

		Number
Common shares issued	Price	of shares	Amount
Balance, May 31, 2006		23,694,776	$11,857,649
Options exercised	0.40	833	333
Consideration for convertible promissory notes (note 6)	0.77	678,572	522,500
Consideration for credit facility (note 5)	0.77	385,714	298,543
Contributed surplus allocated to common shares on options exercised		–	338
Balance, August 31, 2006		24,759,895	$12,679,363

On September 30, 2006, the Company issued 1,055,555 common shares pursuant to the Company’s outstanding convertible promissory notes (note 6).

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(c)	Share purchase options

The continuity of share purchase options for the period ended August 31, 2006 is:

	Exercise	May 31			Expired/		August 31
Expiry date	price	2006	Granted	Exercised	cancelled		2006
May 19, 2006	$0.32	–	–	–	–		–
September 28, 2007	$0.40	115,417	–	833	1,667		112,917
February 29, 2008	$0.42	210,000	–	–	–		210,000
March 28, 2008	$0.50	150,000	–	–	–		150,000
		475,417	–	833	1,667		472,917

Weighted average exercise price		$0.32	$–	$0.40	$0.40		$0.44

Weighted average fair value of options granted during the year						$	Nil

As at August 31, 2006, 106,250 of the options outstanding with a weighted average exercise price of $0.40 per share had vested with grantees.

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of stock options granted have been reflected in the statement of operations as follows:

	Three months ended August 31
	2006	2005
Exploration and engineering	$20,009	$–
Operations and administration	18,032	–
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$38,041	$–

The weighted-average assumptions used to estimate the fair value of options granted during the period are as follows:

	Three months ended August 31
	2006	2005
Risk free interest rate	4%	3%
Expected life	1.7 years	1.5 years
Expected volatility	113%	162%
Expected dividends	nil	nil

(d)	Contributed surplus

Balance, May 31, 2006	$523,420
Changes during 2007
Non-cash stock-based compensation (note 7(c))	38,041
Share purchase options exercised, credited to share capital	(337)
Balance, August 31, 2006	$561,124

The components of contributed surplus are:

	August 31, 2006	May 31, 2006
Accumulated stock-based compensation	$578,090	$540,049
Share purchase options exercised, credited to share capital	(16,966)	(16,629)
Total contributed surplus	$561,124	$523,420

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances payable	As at	As at
	August 31, 2006	May 31, 2006
Hunter Dickinson Inc. (a)	$221,296	$853,733
Plateau Resources (Proprietary) Limited	–	124,737
Euro-American Capital Corporation (b)	1,569	–
CEC Engineering (c)	10,446	–
Dr. John Bristow (d)	20,504	–
	$253,815	$978,470

Balances receivable
Durnpike Investments (Pty) Limited (e)	$7,780,778	$–

	Three months ended	Three months ended
Transactions	August 31, 2006	August 31, 2005
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$391,430	$66,624
Euro-American Capital Corporation (b)	4,440	3,850
CEC Engineering (c)	45,333	–
Dr. John Bristow (d)	75,749	–

(a)

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company that provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001.

Exploration advances to and from HDI have arisen in the normal course, due to in- progress and near-term planned exploration work, primarily on the Company’s exploration properties and for other operating expenses. There are no specific terms of repayment.

(b)	Euro-American Capital Corporation is a private company controlled by a director that provides management services to the Company based on the fair market value of those services.

(c)	CEC Engineering Ltd. is a private company, owned by Mr. David Copeland, Chief Executive Officer and director of the Company, which provides engineering and project management services at market rates.

(d)	The Company paid and accrued $75,749 to Dr. John Bristow for engineering and project management services at market rates.

(e)

Pursuant to the Company’s Agreement-in-Principle to acquire all of the shares and loans in Durnpike Investments (Pty) Limited (note 4) from eight individuals, two of whom were appointed directors of the Company in August 2006.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

9.	SUBSEQUENT EVENT

On October 18, 2006, the Company announced that it had entered into an agreement with agents for a "best efforts" private placement of $21 million of units at $0.50 per unit. Each unit will consist of one common share of the Company and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at the exercise price of $0.60 during the first year from completion of the financing, or at an exercise price of $0.80 during the second year or at an exercise price of $1.00 during the third year. The third year term of the warrants is conditional upon the Company achieving Tier 1 status on the TSX Venture Exchange within the first two years.